MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

August 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registration Statement on Form N-14 by MFS® Variable Insurance Trust

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of each of the Acquired Funds referenced on the table below (each an “Acquired Fund” and collectively the “Acquired Funds”), each a series of Sun Capital Advisers Trust, with the corresponding Acquiring Fund as referenced on the table below (each an “Acquiring Fund” and collectively the “Acquiring Funds”), each a series of MFS Variable Insurance Trust, pursuant to which each of the Acquiring Funds will acquire all of the assets and liabilities of the corresponding Acquired Fund (each a “Reorganization” and collectively the “Reorganizations”).

Acquired Funds	Acquiring Funds

SC WMC Large Cap Growth Fund	MFS Growth Series

SC Davis Venture Value Fund,	MFS Research Series

SC WMC Blue Chip Mid Cap Fund	MFS Mid Cap Growth Series

SC Invesco Small Cap Growth Fund	MFS New Discovery Series

Sun Capital Investment Grade Bond Fund	MFS Research Bond Series

SC PIMCO Total Return Fund	MFS Research Bond Series

SC Lord Abbett Growth & Income Fund	MFS Value Series

The Registration Statement includes a shareholder letter, notice of meeting, combined Joint Prospectus/Proxy Statement, and forms of voting instructions card and proxy card which are proposed to be used by the Acquired Funds in connection with the Acquired Funds’ Special Meeting of Shareholders expected to be held on November 26, 2012. It is intended that definitive proxy materials be mailed to shareholders of the Acquired Funds in early October, 2012.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-4340 or Brian Langenfeld at (617) 954-5843.

Very truly yours,

SUSAN A. PEREIRA
Susan A. Pereira Vice President & Senior Counsel

SAP

Enclosures